September 7, 2021
Filed via EDGAR
David Irving, Sharon Blume,
Tonya Aldave and John Dana Brown
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C.  20549
Subject:
Franklin Responsibly Sourced Gold ETF (the “Fund”)
Franklin Templeton Holdings Trust (the “Registrant” or the “Trust”)
Draft Registration Statement on Form S-1 Submitted April 23, 2021
CIK No. 0001858258

Dear Mr. Irving, Ms. Blume, Ms. Aldave and Mr. Brown:
Submitted herewith under the EDGAR system are the Fund’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via written correspondence to Craig S. Tyle with regard to the Registrant’s draft registration statement on Form S-1 filed with the Commission on April 23, 2021 under the Securities Act of 1933, as amended (the “Registration Statement”).  Each comment from the Staff is summarized below, followed by the Fund’s response to the comment.  Terms not defined herein have the meaning set forth for that term in the Registration Statement.
Draft Registration Statement on Form S-1
Cover Page
1. Comment:  Please disclose the termination date of the offering.
   Response:  The Registrant has added the following disclosure in response to this comment: The continuous offering of the Shares under the Fund’s registration statement on Form S-1 of which this Prospectus is a part is not expected to terminate until all of the Shares have been sold or three years from the initial effective date of the registration statement.
2. Comment:  We note your disclosure on the cover page that the Trust seeks to reflect the performance of the price of gold bullion, less the Fund’s expenses.  Please clarify here that the Trust is not a proxy for investing in gold.
   Response:  The Registrant has added the following disclosure to the cover page in response to this comment: The Fund is not a proxy for investing in physical gold. Rather, the Shares are intended to provide a cost-effective means of obtaining investment exposure through the securities markets that is similar to an investment in gold.
The Registrant has also added the following corresponding disclosure to the prospectus summary:

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September 7, 2021

The Fund is not a proxy for investing in physical gold. Rather, the Shares are intended to provide a cost-effective means of obtaining investment exposure through the securities markets that is similar to an investment in gold. An investment in physical gold requires costly and potentially complex arrangements and accommodations such as those in connection with the assay, transportation, warehousing and insurance of precious metals. As a result of these expenses and complexities, direct investments in physical gold are generally cost-effective only in amounts that are cost prohibitive to many investors. An investment in the Shares is intended to remove these traditional barriers to a cost-effective investment in physical gold by providing an investment with a value that reflects the price of the gold owned by the Fund, less the Fund’s expenses and liabilities. Although the Shares are not the exact equivalent of an investment in gold, they provide investors with an alternative means of exposure to the price of gold that allows a level of participation in the gold market through the securities market.
Risk Factors, page 9

3. Comment:  Please add a risk factor that addresses the risks related to the Sponsor’s and Trustee’s ability to amend the Trust Agreement without shareholder consent.

   Response:   The Registrant has added the following risk factor in response to this comment:
The Sponsor may amend the Declaration of Trust without the consent of the Shareholders
The Sponsor may amend the Declaration of Trust, including to increase the Sponsor’s fee, without Shareholder consent.  Such amendments shall be effective on such date as designated by the Sponsor in its sole discretion.  Moreover, at the time an amendment becomes effective, by continuing to hold Shares, Shareholders are deemed to agree to the amendment and to be bound by the Declaration of Trust as amended without specific agreement to such increase.
4. Comment:  Add a separately captioned risk factor addressing any limitations and weaknesses of the LBMA mandatory Responsible Sourcing Programme.  For example, discuss whether there are points in the supply chain that make it more difficult to trace the provenance of gold and verify the ultimate source, because of the use of recycled gold or otherwise.  To the extent that this is material to an understanding of your strategy or the fund objective, revise your discussions of your strategy or the fund objective to address this.  If this is not applicable to your facts and the LBMA mandatory Responsible Sourcing Programme, please explain.
 Response:  Please see the Registrant’s response to comment 6 below regarding disclosure added to describe the Fund’s strategy to seek to predominantly hold responsibly sourced gold. Additionally, the Registrant has added the following risk factor in response to this comment:
 The Fund is subject to responsible sourcing due diligence risk.
The Fund seeks to predominantly hold responsibly sourced gold bullion, defined as London Good Delivery gold bullion bars produced after January 2012 in accordance with the standards of the LBMA’s Responsible Gold Guidance (the “Guidance”). The Guidance establishes minimum requirements that are mandatory along the entire gold supply chain for all Good Delivery refiners wishing to trade with the London Bullion market. These standards are intended to ensure, among other things, that gold is mined through verified supply chains that meet certain internationally recognized ethical standards. For example, approved LBMA refiners are required to demonstrate

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their efforts to combat money laundering, financing of terrorism and human rights abuses, and to respect the environment globally. The LBMA’s Responsible Sourcing Programme provides a governance and audit framework for monitoring compliance with the Guidance. The Guidance and the LMBA’s Responsible Sourcing Programme include tailored due diligence standards with respect to various types of gold, including mined and recycled gold. However, the Guidance and the Responsible Sourcing Programme may not work as intended or may be less effective in the case of recycled gold as the ultimate source(s) of recycled gold may not be identifiable. Specifically, the Guidance sets forth due diligence expectations for recycled gold including documentation required to give assurance of origin and legality. In an effort to enhance efficacy, the due diligence requirements with respect the refiner’s assessment of the recycled gold supplier as set forth in the Guidance are expected to cover all precious metals activities carried out by the supplier rather than refiner’s direct supply chains only. In addition, the Guidance categorizes types of recycled gold by the level of risk posed and provides additional due diligence and enhanced due diligence guidance per category and includes requirements for secondary refiners supplying recycled melted gold to LBMA Good Delivery refiners to undergo independent assurance on conformance with an Organisation for Economic Co-operation and Development (“OECD”) approved responsible sourcing scheme. There is no guarantee that the Guidance or the Responsible Sourcing Programme will be implemented as intended, and there may be instances of non-compliance that are undetected.
While the Fund endeavors to hold only responsibly sourced gold, from time to time, in certain circumstances the Fund may hold pre-2012 LBMA gold bullion (i.e., London Good Delivery gold bullion bars produced prior to January 2012 that were not subject to the Guidance), including, for example, due to availability constraints. In those circumstances, the Custodian will seek to replace any pre-2012 LBMA gold bullion in the Fund Allocated Account with London Good Delivery bars produced after January 2012 as soon as is practicable.  With respect to gold bars produced by an LBMA Good Delivery refiner, to the extent that the gold bars are produced during the period of time that the refiner is on the LBMA Good Delivery Current List, the subsequent removal of that refiner from the LBMA Good Delivery Current List to the LBMA Good Delivery Former List does not impact the status of those gold bars as London Good Delivery bars (i.e., such bars continue to be deemed London Good Delivery bars) and, therefore, those bars can continue to be held by the Fund.  Neither the Sponsor nor the Fund is responsible for setting, implementing or enforcing the LBMA’s Good Delivery standards and may have limited or no ability to independently verify gold sourcing due diligence undertaken by the LBMA. Similarly, the Fund and the Sponsor cannot guarantee all gold held by the Fund, including gold derived from recycled sources, is 100% ethically sourced or compliant with the Guidance. The Fund is not an actively managed investment vehicle. The Sponsor does not make any decision or assessment related to gold sourcing based on its subjective judgment.
The Registrant supplementally confirms that the Fund’s objective and revised strategy and risk disclosures are accurately described in all material respects in the Registration Statement.
Loss of intellectual property rights related to the Fund, page 16
5. Comment:  Please clarify what intellectual property rights the Fund holds.
Response:  The above-cited disclosure has been removed from the Registration Statement.
Overview of the Gold Industry, page 16

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6. Comment:  Provide a discussion comparing the size of the market that conforms to the mandatory Responsible Sourcing Programme, as compared to other gold markets.  In addition, discuss what responsible sourcing requirements are found in other major gold markets.  This disclosure will help investors better understand how your product differs from other available gold products.
Response:  In response to this comment, the Fund has added the following disclosure:
The Fund seeks to predominantly hold responsibly sourced gold bullion, defined as London Good Delivery gold bullion bars produced after January 2012 in accordance with the standards of the Guidance. From time to time, in certain circumstances a portion of the Fund’s assets may include pre-2012 LBMA gold bullion (i.e., London Good Delivery gold bullion bars produced prior to January 2012 that were not subject to the Guidance), including, for example, due to availability constraints. In those circumstances, the Custodian will seek to replace any pre-2012 LBMA gold bullion in the Fund Allocated Account with London Good Delivery bars produced after January 2012 as soon as is practicable.
The Guidance is the specific document that underpins the LBMA’s Responsible Sourcing Programme, a mandatory governance framework for the responsible sourcing of gold applicable to LBMA approved Good Delivery refiners designed to promote the integrity of the global supply chain for the wholesale gold markets.  The Guidance is modeled on international regulations and includes, among other things, measures to address environmental issues (for example, management of harmful chemicals or pollutants associated with the gold mining process), avoid materials from conflict-afflicted areas, and combat money laundering, financing of terrorism, and human rights abuses, including child labor.  Since January 2012, each LBMA Good Delivery refinery has been required to undergo a comprehensive audit, at least annually, in order to confirm compliance with the LBMA’s minimum requirements related to the responsible sourcing of gold as set forth in the Guidance and to publicly report results (audits are made available on the LBMA website). The audits, among other aspects, focus on the refiner’s management systems and controls, and whether they are robust and appropriate to address the refiner’s risk profile with respect to priority focus areas as identified above.
All refiners producing LBMA Good Delivery gold bars must comply with the Guidance and associated support documentation in order to remain on the LBMA Good Delivery List. Any refiner applying to be an LBMA Good Delivery accredited gold refiner is required to implement the Guidance and pass an audit covering a 12 month period completed by an auditor on the LBMA’s approved service provider list prior to becoming a member of the Good Delivery List.
The LBMA’s Responsible Sourcing Programme is the leading independent audit program for verifying the legitimacy of the gold supply chain, ensuring sourcing is in accordance with international ethical standards. As of 2017, annual production of LBMA gold refiners accounted for approximately 85-90% of annual world gold production.
Potential conflicts of interest may arise among the Sponsor or its affiliates and the Fund, page 16

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7. Comment:  So that investors understand the potential for conflicts of interest with the Sponsor, please disclose all of the Sponsor’s investment funds that may result in a conflict of interest.
Response:  The Sponsor currently does not serve as sponsor to other products that invest primarily in gold bullion or other precious metals. However, the Sponsor may, in the future, allocate its resources among different clients and potential future business ventures other than the Trust. Additionally, the professional staff of the Sponsor may also service other affiliates of the Sponsor and their respective clients. The Registrant has added the following disclosure to the Registration Statement in response to this comment under the section titled “Potential conflicts of interest may arise among the Sponsor or its affiliates and the Fund”:

There are actual and potential conflicts of interest inherent in the Fund’s structure that you should consider before purchasing Shares, and the Sponsor has not established formal procedures to resolve all potential conflicts of interest. The Fund is externally operated and does not have a board of directors or its own executive officers. Consequently, investors may be reliant on the good faith of the respective parties to resolve a conflict of interest equitably. The Sponsor is not required to devote its time or resources exclusively to the management of the business and affairs of the Fund and may engage in other business interests and activities similar to or in addition to those relating to the activities to be performed for the Fund. The officers of the Sponsor may buy or sell gold bullion or other products or securities similar to the Shares for their own personal trading accounts (subject to certain internal trading policies and procedures). The Sponsor, its partners, employees, associates and affiliates are permitted to carry on activities competitive with those of the Fund or buy, sell or trade in assets and portfolio securities of the Fund or of other investment funds. In addition, the Sponsor and its affiliates may create products similar to the Fund that are competitive with the Fund.

Gold Supply and Demand, page 17

8. Comment:  We note your disclosure that “the above-ground stock of gold increased by approximately 2,368 tonnes … through 2019.” Please disclose the beginning of the time period for this increase.

Response:  The Registrant has clarified the disclosure as follows (addition bold/underlined):

Gold Focus 2020, estimates that the above-ground stock of gold increased by approximately 2,368 tonnes (approximately 76.1 million ounces) in 2019.1
Objective of the Fund
Strategy Behind the Shares, page 21

9. Comment:  We note your disclosure that you offer investors “an opportunity to participate in the responsibly sourced gold market” and a short description about what “responsibly sourced” means.  Please expand your disclosure related to responsible sourcing to address the following:

•	explain whether the sourcing of the gold bullion that you will hold will in any way diverge from the LBMA mandatory Responsible Sourcing Programme;

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•
provide a separately captioned section describing the LBMA’s mandatory Responsible Sourcing Programme in greater detail, including sourcing practices, recycling requirements, refiner requirements, environmental, social, and governance metric adherence, audit process, and how compliance with each of these matters is enforced;

•	explain the relationship between the LBMA mandatory Responsible Sourcing Programme and the Responsible Gold Guidance; and
•	clarify whether any decision or assessment related to gold sourcing will be based on the subjective judgment of the Sponsor.
Response:  The disclosure has been revised as requested. Specifically, please see the Registrant’s responses to comments 4 and 6 above.
Description of the Trust, page 22
10. Comment:  We note your disclosure on page 23 that the Sponsor can waive the transaction fee on the creation or redemption of Creation Units in its sole discretion.  Please describe the circumstances under which the Sponsor would consider waiving the fee.
Response:  In response to this comment, the Registrant has added the following disclosure under the section, “Creation and Redemption Transaction Fee”:

For example, the Sponsor may determine to waive the transaction fees for the Fund when the Sponsor believes that such waiver is in the best interest of the Fund. When determining whether to waive transaction fees, the Sponsor may consider a number of factors including, but not limited to, whether waiving the fee will facilitate the launch of the Fund or improve the quality of the secondary trading market for the Shares.
11. Comment:  Please provide further description of the “Gold Bullion receivables” that you may hold as an asset.
Response:  All references to “Gold Bullion receivables” have been deleted from the registration statement.
The Custodian, page 25
12. Comment:  Please state whether your auditor will audit the assets of the fund in accordance with PCAOB standards.
Response:  The Trust confirms its auditor will audit the assets of the Fund in accordance with PCAOB standards and U.S. GAAP in accordance with applicable law. In addition, please see response to comment 15 below.
Description of the Shares
Voting and Approvals, page 28

13. Comment:  We note your disclosure that under the Declaration of Trust, shareholders have limited voting rights.  Please describe here the shareholders’ voting rights pursuant to the Trust Agreement and summarize the shareholder voting rights in the prospectus summary.  In addition, disclose the limited voting rights on the cover page of the prospectus and add risk factor disclosure relating to the limited voting rights.

U.S. Securities and Exchange Commission
September 7, 2021

Response:  The disclosure has been revised as requested, including to add the following risk factor:
Shareholders do not have the rights enjoyed by investors in certain other vehicles.
Shareholders do not have the rights enjoyed by investors in certain other vehicles. The Shares have none of the statutory rights normally associated with the ownership of shares of a corporation (including, for example, the right to bring “oppression” or “derivative” actions). In addition, the Shares have limited voting and distribution rights (for example, Shareholders do not have the right to elect directors and will not receive dividends). Specifically, under the Declaration of Trust, shareholders have no voting rights except as the Sponsor may consider desirable and so authorize in its sole discretion from time to time.

Part II
Signatures, page 50

14. Comment:  Please revise your signature pages to include the second signature block required by Form S-1, showing signatures in individual capacities.

Response:  The Registrant has revised the signature pages as requested.
Financial Statements, page F-1
15. Comment:  We note your disclosure on page 9 that you have not commenced operations and have no assets or liabilities.  Please tell us how you are capitalized and provide the audited financial statements required by Item 11(e) of Form S-1 or tell us why such financial statements are not required.  In your response, also tell us whether you have appointed an independent registered public accounting firm and, if so, tell us the name of the firm.
Response:  The Trust is newly formed and has not yet commenced operations or appointed an independent registered public accounting firm, but will do so prior to launch. It is currently expected that an accounting firm registered with the PCAOB will be engaged to audit the Fund’s financial statements and that the auditor will be independent of the Fund in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Commission and the PCAOB. In connection with the seeding of the Trust, the Trust’s auditor will prepare a seed audit of the Trust’s financial statements in accordance with the applicable standards of the PCAOB, which will be included in the Trust’s amended Registration Statement and will provide information responsive to Item 11(e).
Exhibits
16. Comment:  Please file your material contracts as exhibits to the registration statement and describe their material terms or advise why you are not required to do so.  In this regard, we note your references to the following agreements in the prospectus:
•	the sponsor agreement on page 9;
•	the marketing agreement signed with your sponsor on page 27;
•	the administration agreement on page 24;
•	the transfer agency and service agreement on page 24; and

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•	the seed capital investor agreement on page 37.
In addition, ensure that the prospectus contains a description of the material terms of each of these agreements.
Response:  The Registrant will file material contracts including the above-referenced agreements as exhibits to the registration statement and will ensure that the prospectus contains a description of the material terms of each of the above-referenced agreements as requested.
17. Comment:  Based on your disclosure in the Legal Matters section on page 38 it appears that you are planning to file an opinion of tax counsel.  However, a tax opinion is not listed in the exhibit index. Please advise.
Response:   The tax opinion is listed as Exhibit No. 8.1 in the exhibit index.
General

18. Comment:  Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.  Please contact Tonya K. Aldave at (202) 551-3601 to discuss how to submit the materials, if any, to us for our review.

Response:  No written communications, as defined in Rule 405 under the Securities Act, have been presented to potential investors in reliance on Section 5(d) of the Securities Act by the Registrant or anyone authorized on its behalf, and the Registrant does not currently intend to present, or authorize anyone on its behalf to present, such communications to potential investors in reliance on Section 5(d) of the Securities Act. To the extent the Registrant determines to utilize or authorize such communications, the Registrant will submit the materials for your review.
19.    Comment:  You state that the shares of the Trust will trade on the NYSE Arca.  Please tell us the status of the application for listing the Trust’s shares on the exchange. Also tell us the status of the exchange’s listing standard application under Rule 19b-4.
Response:  The Registrant has been coordinating with NYSE Arca, Inc. on the listing of the Fund’s shares on NYSE Arca, Inc.  In addition, NYSE Arca, Inc. has submitted a Rule 19b-4 application on behalf of the Fund with the SEC’s Division of Trading and Markets.
20. Comment:  To the extent you intend to use a fact sheet, please provide us a copy for our review.
Response:  As of the date of this letter, the Registrant has not yet prepared any such fact sheets. To the extent the Fund determines to use a fact sheet, the Registrant will provide copies of such fact sheet to the Staff for review as requested.
21. Comment:  Based on your disclosure that “an officer of an affiliate of the Sponsor” serves as your Trustee on page 23 and that the marketing agent with whom you signed the Marketing Agreement is an affiliate of the Sponsor on page 27, please tell us why you are not required to provide disclosure pursuant to Item 404 of Regulation S-K.

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September 7, 2021

Response:  The above-referenced disclosure has been revised to reflect that Delaware Trust Company, a subsidiary of the Corporation Services Company (“CSC”), will serve as the sole Trustee of the Trust. The Trust supplementally confirms CSC is not affiliated with the Sponsor or the Marketing Agent.
22. Comment:  Please revise your disclosure to identify the Seed Capital Investor on the cover page and in other sections of the registration statement and specify the relationship between the Seed Capital Investor and the Sponsor.  Refer to Item 508 of Regulation S-K. Additionally, we note your disclosure that the Seed Capital Investor will not act as an Authorized Participant with respect to the Seed Creation Units.  Please revise to clarify how its activities with respect to the Seed Creation Units will be distinct from those of an Authorized Participant.  Tell us if the Seed Capital Investor is a registered broker-dealer. Please also clarify whether the Seed Capital Investor may act as an Authorized Participant to purchase Creation Units in the future.
Response:  The above-cited disclosure has been revised in response to this comment.
23. Comment:  State whether the LBMA Gold Price materially differs from other reported gold prices because of any premium or additional costs related to the Responsible Sourcing Programme.  To the extent that there is such a price difference, revise discussions of your fund objective and Net Asset Value to address this. If the difference in price could impact the return on an investment when compared to other gold products, please add appropriate risk factor disclosure.
Response:  The Registrant confirms, to the best of its knowledge, there are no unique material pricing features with respect to responsibly sourced gold to be held by the Fund as compared to other reported gold prices. As discussed further in the Registration Statement, most trading in physical gold is conducted on the OTC market and is predominantly cleared through London.  In addition to coordinating market activities, the LBMA acts as the principal point of contact between the London market and its regulators. A primary function of the LBMA is its involvement in the promotion of refining standards by maintenance of the “London Good Delivery Lists,” which are the lists of LBMA accredited melters and assayers of gold.  The LBMA also coordinates market clearing and vaulting, promotes good trading practices and develops standard documentation. The term “loco London” refers to gold bars physically held in London that meet the specifications for weight, dimensions, fineness (or purity), identifying marks (including the assay stamp of an LBMA acceptable refiner), and appearance set forth in the Good Delivery rules promulgated by the LBMA from time to time. Gold bars meeting these requirements are known as “London Good Delivery Bars.” In addition, please see the Registrant’s responses to comments 4 and 6 above.
The Registrant has reviewed the disclosure in response to this comment, and has determined that no additional risk factor disclosure is warranted.

Please do not hesitate to contact Steve Feinour at (215) 564-8521 or Amy Fitzsimmons at (215) 564-8711 if you have any questions or wish to discuss any of the responses presented above.
Very truly yours,
/s/ Navid Tofigh
Navid Tofigh
Vice President and Secretary of Franklin Holdings, LLC, Sponsor of the Registrant

Cc: J. Stephen Feinour, Jr., Stradley Ronon Stevens & Young, LLP
Amy C. Fitzsimmons, Stradley Ronon Stevens & Young, LLP